

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

June 17, 2008

Mr. Robert B. Dimond
Chief Financial Officer
Nash-Finch Company
7600 France Avenue South
Minneapolis, Minnesota 55440

> **Re:** **Nash-Finch Company**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed March 3, 2008**
> **Form 10-Q for Quarter Ended March 22, 2008**
> **Filed April 24, 2008**
> **Response Letter Dated June 2, 2008**
> **File No. 0-00785**

Dear Mr. Dimond:

      We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form 10-K for the Fiscal Year Ended December 29, 2007</u>

<u>Item 7. Management's Discussion and Analysis, page 22</u>

<u>Results of Operations, page 23</u>

1.   We note your response to prior comment 1 from our letter dated May 16, 2008.
        Your conclusion that segmental disclosure is imbedded in your MD&A
        discussion of each individual line from your income statement is unclear to us.
        To help us better understand this conclusion, please respond to the following
        additional comments:

        • Your analysis of gross profit at the top of page 24 indicates that your military
          segment has lower gross profit margins and your food distribution and retail
          segments have higher gross profit margins. Based on this statement that your
          reportable segments have different gross profit margins, it remains unclear to
          us that your analysis of gross profit margins at the consolidated level satisfies
          the objectives of MD&A to provide your investors with a view of the
          company through the eyes of management and to provide context around your
          results so that readers can ascertain the likelihood that past performance is
          indicative of future performance. Please provide us with your gross profit
          margin for each reportable segment for each of the periods presented in your
          income statement, and based on those numbers, explain to us how you
          concluded that you did not need to analyze gross profit margin separately for
          each reportable segment. If your food distribution segment reflected a higher
          increase in gross profit margin in 2007 than your other reportable segments,
          given the materiality of this segment to your consolidated results, we would
          continue to struggle to understand why you did not need to provide analysis
          and insight specific to the food distribution segment.
        • Your analysis of SG&A at the bottom of page 24 indicates that your retail
          segment has higher SG&A as a percentage of sales (SG&A margin) than your
          food distribution and military segments. Based on this statement that your
          reportable segments have different SG&A margins, it remains unclear to us
          that your analysis of SG&A margins at the consolidated level satisfies the
          objectives of MD&A to provide your investors with a view of the company
          through the eyes of management and to provide context around your results so
          that readers can ascertain the likelihood that past performance is indicative of
          future performance. Please provide us with your SG&A margin for each
          reportable segment for each of the periods presented in your income
          statement, and based on those numbers, explain to us how you concluded that
          you did not need to analyze SG&A margin separately for each reportable
          segment.

- It remains unclear to us how your current disclosures explain the decrease in your unallocated corporate overhead. In this regard, we note that your response refers to the table at the bottom of page 24 detailing a net decrease in certain components of SG&A totaling $27.3 million; however, it is unclear from your current disclosures that these components of SG&A are all reflected in your unallocated corporate overhead as opposed to being reflected within one or more of your reportable segments. Similarly, we note that your response refers to the 2006 impairment of goodwill totaling $26.4 million; however, based on your discussion of goodwill impairment on page 25, this impairment appears to relate to your retail segment instead of your unallocated corporate overhead. Please explain to us in more detail how your current disclosures provide insight into the decrease in your unallocated corporate overhead, and revise future filings to clarify this matter to your readers.
- Please show us what any changes to your analysis of results of operations will look like.

Item 9A. Controls and Procedures, page 82

2. We read in your response to prior comment 12 from our letter dated May 16, 2008 that you will modify your future disclosure to clarify that your officers have concluded that your disclosure controls and procedures are effective at the reasonable assurance level <u>and communicated to your management to allow timely decisions regarding required disclosure</u>. As indicated in our prior comment, we believe that you should either provide the entire definition of disclosure controls and procedures as indicated in Exchange Act Rule 13a-15(e), or you should conclude that your disclosure controls and procedures were effective at the reasonable assurance level without providing any part of the definition of disclosure controls and procedures. As your proposed modification refers to a portion of the definition of disclosure controls and procedures, it is unclear to us how you have considered our prior comment. Please advise.

Mr. Robert B. Dimond
Chief Financial Officer
June 17, 2008
page 4

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

                            Sincerely,

                            Jennifer Thompson
                            Branch Chief